Exhibit 99.1

Nu Holdings Ltd. Announces Results of Annual General Meeting Held on August 16, 2023

São Paulo, Brazil, August 16, 2023 – Nu Holdings Ltd. (NYSE: NU), (“Nu” or the “Company”) announced today that the following matters set out in its Notice of Annual General Meeting dated July 17, 2023 were approved at its annual general meeting held on August 16, 2023:

1.	"To resolve, as an ordinary resolution, that the Company’s audited financial statements and the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 be approved and ratified."
2.	“To resolve, as an ordinary resolution, that the reelection of the individuals listed from “a” to “i”, as directors of the Company (the “Nominees”), each to serve for a term ending on the date of the next annual general meeting of the Members, or until such person resigns or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company, be approved:
a.	David Velez Osorno;
b.	Douglas Mauro Leone;
c.	Anita Mary Sands;
d.	Daniel Krepel Goldberg;
e.	David Alexandre Marcus;
f.	Luis Alberto Moreno Mejia;
g.	Jacqueline Dawn Reses;
h.	Rogério Paulo Calderón Peres; and
i.	Thuan Quang Pham.”

About Nu

Nu is one of the world’s largest digital financial services platforms, serving more than 83 million customers across Brazil, Mexico and Colombia. Nu uses proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is focused on connecting profit and purpose to create value for all stakeholders and have a positive impact on the communities it serves. Nu's shares are traded on the New York Stock Exchange (NYSE: NU). For more information, please visit www.nubank.com.br.

Contacts:

Investor Relations

Jörg Friedemann

investors@nubank.com.br

Media Relations

Leila Suwwan

press@nubank.com.br